UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Robert B. Knauss, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304-1106

(650) 320-1804

March 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus IX LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) PN

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) OO

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

CUSIP No.: 87164C 10 2

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)
14.	Type of Reporting Person (See Instructions) IN

(*)	This calculation is based upon a total of 57,300,713 shares outstanding as of February 10, 2014, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, of the Issuer, filed with the Commission on February 10, 2014.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on September 2, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on April 26, 2011 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on May 9, 2011 (“Amendment No. 4”), Amendment No. 5 thereto filed with the Commission on August 11, 2011 (“Amendment No. 5”) and Amendment No. 6 thereto filed with the Commission on February 4, 2013 (“Amendment No. 6”, and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-Chief Executive Officer of WP LLC, who may be deemed to control WP IX, WP IX LLC, WPP LLC, WP LLC and WP. WP IX, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are hereinafter referred to as the “Warburg Pincus Reporting Persons”. The Initial Schedule 13D, as amended by this Amendment No. 7, is being referred to as the “Schedule 13D”. This Amendment No. 7 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

The Warburg Pincus Reporting Persons are filing this Amendment No. 7 because on March 3, 2014, Beams Power repaid all amounts owed to WP IX under the Second Restated Note, including interest and penalties thereon (the “Repayment”), and the Second Restated Note was terminated. Effective upon the repayment of all amounts owed to WP IX under the Second Restated Note, each of the Restated Forbearance Agreement, the Amended Share Pledge Agreement, the Amended Additional RRA, the Amended Drag-Along Agreement, the Additional ABN Waiver Letter, the Third ABN Waiver Letter and the Registration Rights Agreement were terminated, effective as of March 3, 2014.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged.

Item 4.	Purpose of Transaction

The disclosure added to Item 4 pursuant to Amendment No. 1, as amended and restated pursuant to Amendment No. 6, is hereby deleted in its entirety and replaced with the following:

Additional	Disclosure

Except as described in the Purchase Agreement, the Voting Agreement, the ABN Consent Letter and as otherwise set forth in this Schedule 13D, as amended, no Warburg Pincus Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of March 3, 2014, after giving effect to the Repayment, WP IX is deemed to beneficially own an aggregate of 4,000,000 shares of Common Stock of the Issuer, which represents approximately 7.0% of the outstanding shares of Common Stock of the Issuer, calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act. This percentage is based on 57,300,713 shares of Common Stock of the Issuer outstanding as of February 10, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended December 31, 2013, filed with the Commission on February 10, 2014 (the “Form 10-Q”), consisting of 4,000,000 shares of Common Stock of the Issuer issued to WP IX pursuant to the Common Stock Purchase Agreement, which shares are currently held by WP IX.

Due to their respective relationships with WP IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 4,000,000 shares of Common Stock of the Issuer, which represented approximately 7.0% of the shares of Common Stock of the Issuer outstanding as of February 10, 2014, as disclosed in the Form 10-Q.

Each of WP IX LLC, WPP LLC, WP, WP LLC, Messrs. Charles R. Kaye and Joseph P. Landy disclaims beneficial ownership of the Issuer’s Common Stock, except to the extent of any indirect pecuniary interest therein.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote of and to dispose or to direct the disposition of the 4,000,000 shares of Common Stock of the Issuer.

(c) Except for the transactions described in the Schedule 13D, no other transactions in shares of the Issuer’s Common Stock were effected by the Warburg Pincus Reporting Persons during the last sixty (60) days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1:	Joint Filing Agreement, dated June 20, 2007, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (filed as Exhibit 1 to the Schedule 13D filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on June 20, 2006, and incorporated herein by reference).

Exhibit 2:	Common Stock Purchase Agreement, dated May 24, 2007, between Synutra International, Inc. and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed with the Commission on June 1, 2007, and incorporated herein by reference).

Exhibit 3:	Voting and Co-Sale Agreement, dated June 15, 2007, between Synutra International, Inc., Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit B to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed with the Commission on June 1, 2007, and incorporated herein by reference).

Exhibit 4:	Waiver letter Agreement, dated June 15, 2007, between Synutra International, Inc., Beams Power Investment Limited, ABN AMRO Bank N.V., Hong Kong Branch and Warburg Pincus Private Equity IX, L.P. 13D (filed as Exhibit 5 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on June 20, 2006, and incorporated herein by reference).

Exhibit 5:	Joint Filing Agreement, dated April 23, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 6 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on April 24, 2008, and incorporated herein by reference).

Exhibit 6:	Joint Filing Agreement, dated September 1, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 12 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on September 2, 2008, and incorporated herein by reference).

Exhibit 8:	Joint Filing Agreement, dated April 26, 2011, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A (filed as Exhibit 13 to the Schedule 13D/A filed with the Commission by Warburg Pincus Private Equity IX, L.P. and other reporting persons with respect to the Issuer on April 26, 2011, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its General Partner,
	By:	Warburg Pincus Partners LLC, its Sole Member,
		By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS IX LLC

By:	Warburg Pincus Partners LLC, its Sole Member,
	By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Timothy J. Curt
Name: Charles R. Kaye
By: Timothy J. Curt, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Timothy J. Curt
Name: Joseph P. Landy
By: Timothy J. Curt, Attorney-in-Fact*

*	Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.